Exhibit 16.1

[Letterhead of Asher & Company, Ltd.]

November 7, 2012

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Sir or Madam:

We have read the paragraphs under Item 4.01 included in the Form 8-K dated November 1, 2012 of LaserLock Technologies, Inc. to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein, insofar as it relates to our Firm.

Additionally, we are not in a position to agree or disagree with the statement regarding the intentions of LaserLock’s Board of Directors in appointing a new independent registered public accounting firm.

Very truly yours,

/s/ ASHER & COMPANY, Ltd.

ASHER & COMPANY, Ltd.
Philadelphia, PA